[FAEGRE & BENSON LLP LETTERHEAD]

August 4, 2006

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549-7010

Attention:
Matt Franker
Staff Attorney

Re:
Crocs, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-134481

Ladies and Gentlemen:

        On behalf of our client, Crocs, Inc. (the "Company"), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated June 30, 2006 to Ronald R. Snyder, Chief Executive Officer of the Company, on the registration statement referenced above (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). This letter should be read in conjunction with the accompanying Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which was filed by the Company on the date hereof with the Commission. This letter also serves to file via electronic transmission a copy of Amendment No. 2 pursuant to Rule 101(a)(2)(i) of Regulation S-T. This letter contains the responses to the Staff's comments. Please note that, in addition to responding to the Staff's comments, Amendment No. 2 includes certain other minor changes.

        The responses set forth herein have been reviewed and approved by the Company. For convenience, each of the Staff's consecutively numbered comments is set forth herein, followed by the Company's response (in bold). In this letter, all page references, including those set forth in the Staff's comments, have been updated to refer to the page numbers in Amendment No. 2.

        To assist the Staff in reviewing Amendment No. 2, we are delivering by overnight mail to Mr. Franker two copies of this letter and four bound copies of Amendment No. 2. Two of the copies of Amendment No. 2 have been marked to show changes to the Registration Statement, as filed with the Commission on June 21, 2006.

Principal and Selling Stockholders, page 72

1.
Comment: We note that the number of shares being offered pursuant to the offering and the over-allotment option appears to exceed the number of shares being registered. Please revise these columns, as necessary, to reflect the correct number of shares being offered for each selling shareholder's account, rather than the number being sold that are beneficially owned by each selling shareholder. Refer to Item 507 of Regulation S-K.

  Response: The Company has included the requested disclosure in Amendment No. 2 to respond to this comment.

2.
Comment: Please add a line that totals the shares to be sold by selling stockholders.

  Response: The Company has included the requested disclosure in Amendment No. 2 to respond to this comment.

3.
Comment: We note your response to comment 3 of our letter dated June 12, 2006. Please revise to disclose the individual with voting or investment control of shares held by Mazama Capital Management, Inc.

  Response: Based upon our conversation with Matt Franker on August 3, 2006 in which the Staff agreed that we need not include such disclosure, we have not made any modification to the disclosure regarding Mazama Capital Management, Inc.

Exhibit 1.1, Form of Underwriting Agreement

4.
Comment: With respect to the conditions on the underwriters' performance in Section 6.9 and the termination provisions of Section 10 of the underwriting agreement, please confirm supplementally that termination may only be biased on events which result in a material impairment of the investment quality of the securities offered, rather than an inability to market the securities. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985

  Response: In response to the Staff's comment, the Company and Piper Jaffray & Co. and Thomas Weisel Partners LLC, as representatives of the underwriters, hereby supplementally advise the Staff that the obligations of the several underwriters to purchase the shares of the Company's common stock pursuant to the underwriting agreement are on a firm commitment basis, and that the termination of such commitments will be based on events affecting the Company which result in a material impairment of the investment quality of the Company's common stock, and will not be based upon (1) the occurrence of nonmaterial events affecting the issuer or the securities markets in general, or (2) an inability to market the securities.

        If we can facilitate the Staff's review of Amendment No. 2, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649 or Nate Ford at (303) 607-3662. Either of us may also be reached toll-free at (800) 525-2086. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

                      Very truly yours,

                      FAEGRE & BENSON LLP

                      By: /s/ Jeffrey A. Sherman

                            Jeffrey A. Sherman

cc:
Ronald R. Snyder, Crocs, Inc.
Pete S. Case, Crocs, Inc.
R. Gregory Spiers, Deloitte & Touche LLP
Erik Rebich, Esq., Crocs, Inc.
James H. Carroll, Esq., Faegre & Benson LLP
Securities and Exchange Commission, Document Control